SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HYPERION SOLUTIONS CORPORATION
(Name of subject company (Issuer))

     ORACLE CORPORATION
HOTROD ACQUISITION CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	44914M104
(Title of classes of securities)	(CUSIP number of common stock)

Daniel Cooperman, Esq.
Senior Vice President, General Counsel & Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Telephone: (650) 506-7000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
William M. Kelly, Esq.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Oracle and Hyperion
The New, Extended Oracle Business Intelligence:
A System for Enterprise Performance Management

                                                                       01

Important Information
   THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN
   OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF HYPERION’S COMMON STOCK WILL
   ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE
   SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, HYPERION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY
   PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION,
   INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS WILL BE ABLE TO OBTAIN
   THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT
   WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE.

Cautionary Statement Regarding Forward-Looking Statements
   This document contains certain forward-looking statements about Oracle and Hyperion.  When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts, in each case as they relate to
   Oracle and Hyperion, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements.  In making any such statements, the person making them believes that its expectations are based on reasonable assumptions.  However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated.  These forward-looking statements are subject to numerous risks and uncertainties.  There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Hyperion, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets.  The actual results or performance by Oracle or Hyperion could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Hyperion.

                                                                       02

The following is intended to outline our general product direction. It is intended for information purposes only, and may not be incorporated into any contract. It is not a commitment to deliver any material, code, or functionality, and should not be relied upon in making purchasing decisions.
The development, release, and timing of any features or functionality described for Oracle's products remains at the sole discretion of Oracle.

                                                                       03

Agenda
o   Market Strategy Overview
o   Product Strategy Overview
o   Customer & Partner Success
o   Summary

                                                                       04

Market Strategy

                                                                       05

What We Are Announcing
o   Oracle has agreed to acquire Hyperion
    o   Cash tender offer of $52.00 per share
    o   Approximately $3.3 billion in the aggregate
    o   Transaction expected to close in April 2007, subject to regulatory and other approvals

o   About Hyperion

    o   Leading provider of Performance Management solutions, OLAP, Financial
          Planning and Consolidation
    o   Public company with trailing twelve month revenues in excess of $830 million (12/31/06)
    o   HQ Santa Clara; 2,900 Employees; 12,000+ Customers
    o   Accelerates Oracle's product strategy
    o   Business Intelligence & Performance Management Converging Rapidly
    o   Hyperion brings best-of-breed, heterogeneous Performance Management and complementary BI products to Oracle's offering
    o   Combination offers industry's only complete and integrated Performance
          Management System - combining EPM & Operational BI

                                                                       06

Hyperion Strategic Importance to Oracle

- **Performance Management rapidly growing software segment**
  - Estimated to reach $7.0 billion in 2009; 11%+ CAGR growth
  - Top priority for executives and Boards of Directors
  - Financial planning extending to full enterprise business planning
- **Complements Oracle's existing product strengths**
  - Adds leading open enterprise planning system
  - Adds high-growth, leading financial consolidation products
  - Adds powerful multi-source OLAP server
  - Extends Oracle's global distribution channels with domain expertise
- **Why now?**
  - Performance Management & Business Intelligence converging rapidly
  - First integrated, end-to-end Performance Management System – combining EPM & Operational BI
  - Enables "closed loop" decision making – from Strategy to Planning to Consolidation to Operational Analytics to Actionable Insight
  - Together offer industry's most complete and best product line
  - Differentiates Oracle from other Business Intelligence vendors

ORACLE
Oracle Confidential 7

Why Hyperion?

o   Category leader in Performance Management Software
    o   Rated as a Leader in Corporate Performance Management and Business
          Intelligence Platforms
    o   Leader in OLAP, Planning, and Financial Consolidation
    o   Complimentary Products enable rapid integration of Suites
    o   Successfully implemented at over 12,000 global customers

o   Strong reputation and established relationships with CFOs
    o   Strong domain expertise in financial and performance management
    o   Helps Oracle sell complementary products into the CFO office
    o   Strengthens Oracle's expansion into SAP base

o   Experienced global organization
    o   Highly skilled and experienced product development team
    o   Global sales expertise, strong services and support capability
    o   Excellent support and adoption by global system integrators

o   Oracle and Hyperion are already partners
    o   Hyperion is a member of Oracle Partner Network (OPN)
    o   Hyperion is an Oracle customer - runs e-Business Suite and Siebel

                                                                       08

Select Hyperion & Oracle Joint Customers

                                                                       09

Organizational Model
o   Hyperion Development Organization
    o   Will be part of Oracle's Business Intelligence Development Team
    o   Will be retaining all US & multi-shore development locations
    o   Will be retained intact - focus on accelerating investments

o   Hyperion Support & Consulting Organizations
    o   Will be integrated with Oracle Support & Consulting

o   Hyperion Sales Organization
    o   Will be retained intact in each geography - US, EMEA, APAC, LAD
    o   Will also sell some Oracle Analytic Applications - eg. Financial
          Analytics - Complete EPM & Operational Analytic Applications

o   Oracle Business Intelligence Sales
    o   Will be retained intact in each geography - US, EMEA, APAC, LAD
    o   Will also sell Hyperion's Business Intelligence Tools

o   Focused on accelerating growth and capturing share
    o   Oracle will double sales organization for these products globally

                                                                       10

Product Strategy

                                                                       11

Product Strategy Drivers

From:                                             To:
----------------------------------------          ---------------------------------------
Analysts                                ======>   Pervasive use

Historical data                         ======>   Real-time, predictive data

Fragmented view                         ======>   Unified, enterprise view

Reporting results                       ======>   Insight-driven business process
                                                  optimization

Analytic tools                          ======>   Unified infrastructure and
                                                  prebuilt analytic solutions

Planning silos with limited BI          ======>   Enterprise Performance
                                                  Management System

                                                                       12

Product Strategy
Overview

o   Integrated Business Intelligence Tools
    o   Comprehensive, Integrated, Best-of-Breed Business Intelligence
        Infrastructure
o   Integrated Business Intelligence Database
    o   Business Intelligence Functions Integrated in Database
o   Integrated Enterprise Performance Management System
    o   Integrated, Enterprise Wide, & Industry Specific Performance Management
        and Analytic Applications

                                                                       13

The New, Extended Oracle BI
A System for Enterprise Performance Management

Oracle Business Intelligence

BI and Performance                      o   perational Business Intelligence Applications
Management Applications                 o   erformance Management Applications
                                        o   ntegrated with each other

BI Tools and Foundation                 o   Best-of-breed Business Intelligence Tools
                                        o   Integrated BI Foundation
                                        o   Enterprise Semantic Model
--------------------------------------------------------------------------------
Hot-Pluggable   Works with any information technology
                environment - Oracle, non-Oracle, or mixed
--------------------------------------------------------------------------------

                                                                       14

Oracle BI Tools and Foundation
Extended and Unified Business Intelligence Infrastructure

                      Common Enterprise Information Model

               Intelligent Caching Services
Oracle         Multidimensional Calculation and Integration Engine
BI Server      Intelligent Request Generation and Optimized Data Access Services

                                                                       15

Common Enterprise Information Model
Enables Consistency, Reuse, Ease of Understanding

    o   User roles, preferences
==> o   Simplified view            Role-based views of the information
    o   Logical SQL interface

    o   Dimensions
    o   Hierarchies
    o   Measures                   Consistent definition of business measures,
==> o   Calculations               metrics, calculations
    o   Aggregation Rules
    o   Time Series

    o   Map Physical Data
==> o   Connections                Model once, deploy anywhere
    o   Schema

                                   Across any data sources

                                                                       16

Oracle BI Applications

An Enterprise Performance Management System


Reporting
Scorecarding
Analytic Apps
Planning
Modeling
Planning
Budgeting
Financial Management
Consolidation
Scorecards
Sales & Marketing
Service & Contact Center
Human Resources
Order Management & Fulfillment
Supply Chain
Verticals
Common Enterprise Information Model
Oracle Business Intelligence Foundation
OLTP & ODS Systems
Data Warehouse Data Mart
Essbase
SAP, Oracle PeopleSoft, Siebel, Custom Apps
Files Excel XML
Business Process

ORACLE
Oracle Confidential
17

Enterprise Performance Management System
Oracle with Hyperion

Required for
o   etter information
o   etter insight
o   etter plans
o   etter decisions
o   etter actions
o   etter performance
o   etter results

                                                                       18

Product Integration

                                        Insight
                                      Performance
                                        Action

------------------------------------------------------------------------------
Set Goals      Model          Plan      Monitor        Analysis       Report

                                                                       19

From Plan to Analysis
Financial Example

Financial
Plan

          Financial Metrics,
          KPIs, Scorecards

                              Financial
                              Consolidation

                                                  Financial Analytics
                                                  (Operational BI)

Management &
Statutory Reporting

                                                                       20

Set Goals and Strategy
Hyperion Business Performance Architect

KPIs
Business Rules
Supporting Detail
Mark-up and Workflow

                                                                       21

Define Model to Capture Strategy
Hyperion Planning & Scenario Modeling Tools

Scenarios
Simulation
Adjustment Logic
Mark-up and Workflow
Analytic Facts and Measures

                                                                       22

Define Plans to Align with Strategy
Hyperion Planning & Oracle BI Applications

Strategy Definition                Sales & Revenue Plan      ==    Field Reps
                                   Marketing Plan                  Telesales Reps
Objectives & KPIs             ==   Manufacturing Plan              Sales Accelerators
                                   HRMS Plan                       Sales Comp Plan
Corporate Plan Drivers                                                   |
(e.g., Financial Plan)                                                   |
                                                                    Analytic Facts
                                                                      & Measures

                                                                 Operational Business
                                                               Intelligence Applications

                                                                       23

Monitor KPIs via Alerts
Oracle Notification & Alerting Infrastructure

E-mail                   Priority-based Delivery
(POP/IMAP)               Routing & Delivery Rules
                         Time-based Conditions              Oracle BI Applications
Pager                    Data-driven Conditions             & BI Server

SMS/Voice                                                   Hyperion EPM
                                                            Applications

                                                            Hyperion Enterprise
                                                            Analytics

                                                            Metrics & KPIs

                                                                       24

Consolidate Information for Analysis
Hyperion Financial Management & Consolidation

                              Financial
                              Data Quality

Core Financial           Financial                          Other
Systems                  Consolidation System               Financial
                                                            Sources

                                                                       25

Analyze Information

Drill to Detail to Understand Problems – Operational BI

Analysis


Oracle BI Applications
Performance Mgmt Applications
Essbase Analytics
BI Foundation
Logical Request Parser
Intelligent Query Execution
Cache Manager
Functional Compensation
Optimized SQL/MDX Gen.
Data Access
Catalog
Metadata Mgr.
Scheduler
Function shipping
Relational Sources
OLAP Sources
Business Applications
Unstructured Sources
Mainframe

ORACLE
Oracle Confidential
26

Integrate Data for Analysis                                 Analysis
Oracle & Hyperion Data Quality,
Oracle Data Integration

                                                                       27

Identify Root Cause of Problem
Integrated Metadata Lineage - Planning to Source Data       Analysis

                                                       Strategy &
                                                       Objectives

                                                       Goals, KPIs
                                                       & Plans

                                                       Planning
                                                       Drivers

OLTP                     App Data        Logical       Analytic
Source         ETL       Warehouse       Mapping       Facts &
                                                       Measures

                                                                       28

Generate Reports

Statutory, Operational, and Managerial

Report



Business User
Report Distributor
Report Generator
Layout Formatter
Job Scheduler
HTML
Excel
PDF
RTF
XML
Word
PPT
EDI
EFT
XBRL
e-Mail
Printer
Fax
File Server
Browser
OLTP & ODS
Data Warehouse Data Mart
SAP, Oracle PSFT, Siebel Custom Apps
Essbase

Oracle Confidential 29

   Drive Action in Operational Systems
   Insight to Action via Action Framework

Action

1. Conditional Alerting

Analytic Facts & Measures
Business KPIs
Data-Driven Conditions
Time-Driven Conditions

2. In-Context Analysis

Across Planning and Operational Analytic Systems

3. Insight Driving
   Action

Transaction System
Change

BPEL
Analytic Workflow

ERP & CRM
Applications
                                                                             30

Compare to Strategy & Goals
"Close the Loop" with Hyperion Scorecards

Set
Goals

Report

Model

Analysis

Plan

Monitor

Insight
Performance
Action

Operational Scorecards

Strategy & Objectives

Business KPIs

Operational Scorecards

Align Operations with Plans

Planning
                                                                             31

Hyperion Already Integrates with Oracle

Customers Can Get Value Immediately

- **Hyperion integrates with Oracle Database**
  - Supports Oracle RAC as a data source
- **Hyperion integrates with Oracle Fusion Middleware**
  - Application Server
  - Enterprise Portal: integrate analytics into a common portal
  - Identity Management: provide enterprise single sign-on
  - Business Intelligence Server as a Data Source for Essbase
- **Hyperion integrates with Oracle Applications**
  - All of Oracle's Enterprise Applications product lines
  - Over 4,000 Hyperion customers use Oracle Applications
- **Oracle Business Intelligence integrates with Hyperion**
  - ESSBASE and Interactive Reporting are Data Sources
- **Well-defined product integration roadmap**
  - Critical enablers for product integration complete (e.g., data source)
  - Other key design elements have been well defined
  - Oracle & Hyperion will provide clear product roadmap to customers

ORACLE
Oracle Confidential 32

Example: Unified Executive Portal
Contextual Integration across Products

Planning Scorecards

Contextual,
Drill-across Integration

Execution (Workflow) Analysis/Analytic Application

                                                                             33

Example: Unified Analytics

Oracle Analytic Server & ESSBASE


Oracle Analytics Web
(Presentation Layer)
Oracle Analytic Server
SQL
MDX
Relational
Source
ESSBASE
Source
ESSBASE
SQL
Oracle Analytic Server
SQL
Relational
Source

ORACLE
Oracle Confidential
34

Exploit Existing Customer Investments

Continued Integration with Heterogeneous Environments

Portals



Any JSR 168 Portal

Analytic Tools and Reporting



Oracle BI, HYSL, BOBJ, COGN, MSTR, Actuate ..

Applications



Oracle EBS, Siebel, SAP, PeopleSoft, JD Edwards ..

Desktop Tools



Excel, Outlook, Lotus Notes ..

Oracle Enterprise Performance Management System
Oracle Business Intelligence Foundation

Security



- Oracle
- Kerberos
- iPlanet
- MSFT AD
- Novell
- Custom
- Others ..

Data Access



- Oracle RDBMS
- Oracle OLAP Option
- Microsoft SQL Server & Analysis Services
- IBM DB2
- Teradata
- Essbase
- SAP BW
- XML, Excel, Text
- Others ..

ETL



- Oracle Data Integrator (Sunopsis)
- Oracle Warehouse Builder
- Informatica
- Ascential
- Others ..

ORACLE
Oracle Confidential
35

Oracle Performance Management System

Benefits SAP R/3 & mySAP Customers Today



BI & Performance Management Applications
Reporting—Scorecarding—Analytic Apps—Planning
Common Enterprise Information Model
Oracle BI Foundation
SAP BW
SAP R/3
Heterogeneous

Oracle provides the ideal Performance Management System for SAP Customers and Heterogeneous Environments

- BI Applications integrate with R/3
- Planning, Budgeting and Consolidations work with SAP
- BI Foundation supports optimized access to SAP BW

ORACLE

Oracle Confidential 36

Future Product Directions

Some Initiative Areas

- **Enterprise Performance Management**
  - Integrated Planning, Consolidation, & Operational Analytics
  - For all Lines of Business - Finance, HRMS, Sales, SCM, Verticals
- **Enterprise Semantic Model**
  - Comprehensive Model spanning EPM & Operational Analytics
  - Integrated Data Quality, Profiling, Cleansing, and Data Lineage
- **Pervasive Business Insight**
  - Search-based Access with Ubiquitous Multi-channel Access
  - Information Transparency with Enhanced Visualization & Exploration
- **Real Time Predictive Analysis & Forecasting**
  - Real Time Activity Monitoring, Predictive Analytics and Forecasting
  - Near Real time Integration across Operational & Management Systems
- **Insight Driven Actions**
  - From Guided Analytics to Analytic Workflow to Operational Systems
  - Integrated with Web 2.0 & Real Time Collaboration Systems

ORACLE
Oracle Confidential
37

Product Strategy

Key Differentiators

- **Enterprise Semantic Model**
  - Model Centric vs. Report Centric Analytics
- **Pervasive Business Insight**
  - Empower Business Users with Embedded Insight
- **Real Time Predictive Insight**
  - Activity Monitoring and Predictive Analytics
- **Insight Driven Actions**
  - Contextual Visualization with Guided Decisions
- **Business Process Optimization**
  - Sense & Respond with Intelligent Business Processes
- **Fastest Time to Value**
  - Pre-Packaged Analytic Applications
- **Enterprise Performance Management System**
  - First integrated, end-to-end Performance Management System – combining EPM & Operational BI

ORACLE

Oracle Confidential 38

Customer and
Partner Success

                                                                             39

Expected Customer & Partner Benefits
Continued Commitment to Heterogeneous Environments

o    Hyperion Customers

     o    Oracle will protect, extend and evolve customers' investments

     o    Increased R&D investment in Hyperion products

     o    Extends products with operational analytic applications and BI tools

     o    Access to Oracle's global support and services organizations

o    Oracle Customers

     o    Best-of-breed Enterprise Performance Management System

     o    Enhanced and complete suite of Business Intelligence tools

     o    Complements Oracle Database, Middleware, Applications

     o    Access to Hyperion domain expertise in financial management

o    Oracle & Hyperion Partners

     o    ISVs: Broader opportunities to embed technology

     o    SIs: Strategic partner for best and most complete BI and Performance
          Management applications and technology; Joint advisory to CFOs

     o    VARs: Expanded opportunities for value-added solutions

                                                                             40

BT
Joint Customer Example

o    Heterogeneous environment

     o    Oracle e-Business Suite

     o    Oracle's Siebel CRM

     o    Thousands of operational systems

o    Oracle BI is enterprise BI standard, in use in multiple organizations

o    Hyperion System 9 selected by finance organization for financial reporting and operational metrics

o    Using Oracle BI and Hyperion System 9 for better strategic, operational and tactical decisions

o    Would benefit from integration
                                                                             41

Cisco Systems
Joint Customer Example

o    Over 15,000 worldwide users of Oracle BI

     o    Every manager worldwide uses HR dashboards

     o    Top 500 executives get real-time business view

     o    Sales, Marketing, and engineering

     o    Enterprise standard

o    Approx. 2,000 users for Finance expense tracking

     o    Budget vs Actual, headcount and capital data reporting

     o    40% of users outside finance organization

o    Customer has requested Oracle BI EE interoperate with Essbase
                                                                             42

Oracle & Hyperion Together
Broadest Set of Business Intelligence Partners

                                                                             43

Summary

                                                                             44

The New, Extended Oracle BI
A System for Enterprise Performance Management

o    Leading and most comprehensive BI tools and technology

o    Leading and most comprehensive BI and performance management applications

o    Driving the evolution of Performance Management and BI

o    Broadest sales and distribution capability

o    Immediate benefit to Hyperion and Oracle customers and partners
                                                                             45

Leadership Product Strategy
Integrating Enterprise Performance Management and BI

o    Provides industry's first end-to-end Enterprise Performance Management
     System

     o    Align operational intelligence with strategy: Better insight

     o    Align operational decisions with strategy: Better decisions

     o    From Insight to Action: Drives better results more quickly

o    Built on integrated and modern foundation

     o    Most complete and integrated BI tools and BI applications

     o    With a unified and consistent view of enterprise intelligence

o    Fundamentally differentiated from other BI Vendors

     o    First integrated, end-to-end Performance Management System - combining
          EPM & Operational BI

     o    Most Complete, best-of-breed Tools & Analytic Applications

o    Fundamentally differentiated from other Applications Vendors

     o    Other Applications Vendors EPM & BI Solutions not best-of-breed

     o    Other Vendors - Not open to heterogeneous data & applications

                                                                             46

Next Steps

o    Public Announcement

     o    March 1, 2007

o    Communicate with all Stakeholders

     o    Press & Analyst Briefings: Week of March 5, 2007

     o    Customer Briefings: Week of March 5, 2007

o    Complete Transaction

     o    Obtain required approvals and satisfy conditions to closing

     o    Expect to close in April 2007

o    More information can be found at:

     o    www.Oracle.com/Hyperion or www.Hyperion.com

                                                                             47

ORACEL IS THE INFORMATION COMPANY